

April 21, 2011

<u>Via Facsimile</u>
Mr. Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
26/F., 88 Hing Fat Street
Causeway Bay, Hong Kong

     Re: Artificial Life, Inc.
              Form 8-K filed April 6, 2011
              File No. 000-25075

Dear Mr. Schoneburg:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               /s/ Jaime G. John

               Jaime G. John
               Staff Accountant